EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Earnings from continuing operations before income taxes	$2,392	$1,774	$1,880	$726	$969

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(107)	(106)	(84)	(115)	(92)
Dividends from less than 50% owned affiliates	66	63	60	61	55
Fixed charges	1,145	2,323	2,050	2,209	1,361
Interest capitalized, net of amortization	(2)	(1)	2	2	1

Earnings available for fixed charges	$3,494	$4,053	$3,908	$2,883	$2,294

Fixed charges:
Interest incurred:
Interest expense(a)	$1,031	$2,206	$1,956	$2,098	$1,280
Capitalized interest	2	3	–	1	2

	1,033	2,209	1,956	2,099	1,282

Portion of rent expense deemed to represent interest factor	112	114	94	110	79

Fixed charges	$1,145	$2,323	$2,050	$2,209	$1,361

Ratio of earnings to fixed charges	3.1	1.7	1.9	1.3	1.7

Notes:

(a)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.